Global Employment Holdings, Inc.
9090 Ridgeline Boulevard, Suite 205
Littleton, CO 80129
May 4, 2006
Ms. Angela Halac
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Global Employment Holdings, Inc. (the “Company”)
Form 8-K
Filed April 4, 2006
File No. 000-51737
Dear Ms. Halac:
     In response to your letter dated April 7, 2006, we filed Amendment No. 1 to Form 8-K on April 14, 2006. Set forth below are our responses to the comments contained in your letter.
     1. Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether there were disagreements between the Company and the former accountant for the two most recent fiscal years and any subsequent interim period through the date of dismissal or resignation. Please revise your disclosures to state there were no disagreements with Marcum & Kliegman LLP through the date of dismissal of March 31, 2006 and through December 5, 2005, the date of resignation of Grant Thornton LLP for Global Employment Solutions.
     We have revised our disclosure accordingly.
     2. Please file updated letter from your former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-B.
     We have filed updated letters from our former accountants.
     In connection with responding to your comments, we provide the following acknowledgements:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Angela Halac
May 4, 2006

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.
     If you have any further questions or comments, please do not hesitate to contact me. Thank you.
Sincerely,
/s/ Howard Brill
Howard Brill

cc:	Adam J. Agron